

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Kazuhiko Sueyoshi
Director and Chief Financial Officer
Sawai Pharmaceutical Co., Ltd.
5-2-30, Miyahara
Yodogawa-ku, Osaka 532-0003
Japan

      Re: Sawai Pharmaceutical Co., Ltd.
          Amendment No. 1 to Draft Registration Statement on Form F-4
          Submitted September 18, 2020
          CIK No. 0001816901

Dear Mr. Sueyoshi:

     We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted September 18, 2020

Directors of SGH Following the Share Transfer, page 68

1. Please revise to disclose your response to prior comment 4 and clarify whether the new SGH entity will have the same senior management positions/roles as does Sawai Pharmaceutical. For example, we note your disclosure that Mitsuo Sawai, Kenzo Sawai, Kazuhiko Sueyoshi and Toru Terashima currently serve in various senior management positions/roles at Sawai Pharmaceutical based on their director biographies, such as President, Vice President and Chairman. Please add disclosure on whether or not your senior managers referenced above will hold similar positions in the new SGH entity. To

the extent that your plan calls for material changes to your senior management in connection with the Share Transfer, please include relevant disclosure.

You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any other questions

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Masahisa Ikeda